Exhibit 99.1

Pacific Drilling Announces Potential Delisting Events

LUXEMBOURG (September 1, 2017) - Pacific Drilling S.A. (NYSE: PACD) today announced that it has received notice from the New York Stock Exchange, Inc. (“NYSE”) that the Company is considered to be “below compliance” with NYSE’s continued listing standards for a listed company.  The two NYSE continued listings standards applicable to the Company that it is at risk of failing to satisfy are maintenance of:

•	Average market capitalization of not less than $15 million over a 30 trading-day period, which is a minimum threshold standard that does not allow for any plan/cure period; and

•	Average closing price of its common stock of not less than $1.00 over a consecutive 30-trading-day period.

NYSE notified the Company that as of August 30, 2017, its 30 trading-day average share price was $0.99 and, consequently, the Company would be delisted if it is not able to return to compliance with the NYSE continued listing standards within the applicable six-month cure period.  The Company has until September 15, 2017 to submit to the NYSE a letter indicating whether and how it intends to cure the share price deficiency.

In addition, the Company notes that its market capitalization dipped below $15.0 million for the first time on August 16, 2017.  Consequently, the Company expects that unless its market capitalization increases materially, NYSE will commence delisting proceedings for the Company’s common stock on or about September 13, 2017 and before it is required to respond to NYSE’s notice of delisting due to the share price deficiency.  The $15 million average market capitalization continued listing condition does not allow for any plan/cure period and, consequently, the Company would be automatically and immediately delisted on the date that this condition ceases to be satisfied.  In that circumstance, the Company’s common shares will trade solely in the over-the-counter market.

A delisting from the NYSE does not affect the Company’s Securities and Exchange Commission reporting requirements or any of the Company’s existing contractual or debt obligations.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release, and oral statements made regarding the subjects of this press release, including the conference call announced herein, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “our ability to,” “plan,” “potential,” “project,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future client contract opportunities, availability of vessels, revenues and operating results and revenue efficiency. Although we believe that these forward-looking statements are reasonable as and when made, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projections include: future levels of offshore drilling activity; our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; changes in worldwide rig supply and demand, competition and technology; actual contract commencement dates; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes; our ability to obtain waivers of or amendments to our maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; our ability to continue as a going concern and any potential bankruptcy proceeding; and our ability to repay debt and adequacy of and access to sources of liquidity. For additional information regarding factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 26 84 57 81
Investor@pacificdrilling.com